Clearmind Medicine Inc.

101 – 1220 West 6th Avenue
Vancouver, British Columbia V6H1A5

March 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Clearmind Medicine Inc. (CIK: 0001892500)
Registration Statement No. 333-270859 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Clearmind Medicine Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on March 30, 2023 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to David Huberman, Esq. of Greenberg Traurig, P.A. at (312) 364-1633 and that such effectiveness also be confirmed in writing.

Very truly yours,

Clearmind Medicine Inc.

By:	/s/ Dr. Adi Zuloff-Shani
Dr. Adi Zuloff-Shani
Chief Executive Officer